JACK H. HALPERIN, ESQ.
                                  -------------
                               317 Madison Avenue
                                   Suite 1421
                            New York, New York 10017
                            Telephone (212) 378-1200
                             Telefax (212) 378-1299



Via Federal Express
                                                             March 2, 1998
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

               Re: Amendment No. 2 to Shedule 13D of the Koffman Group, Inc. relating to GlenGate Apparel, Inc.

Ladies and Gentlemen:

     Enclosed for filing are six copies of Amendment No. 2 to Schedule D for The Koffman Group, Inc. relating to the securities of GlenGate Apparel, Inc. One copy of the enclosure has been manually signed.

         Kindly acknowledge receipt of the above by stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided.


                                                             Very truly yours,


                                                           s/s Jack H. Halpern
                                                           -------------------
                                                              Jack H. Halperin

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             GlenGate Apparel, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   378682 10 8
                    -----------------------------------------
                                 (CUSIP Number)

     Martin Koffman, 150 East 52nd Street, 30th Fl, New York, New York 10022
   ---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                     2/20/98
                 -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.


                               Page 1 of 8 Pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the putpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------


                               Page 2 of 8 Pages

1)   Names of  Reporting  Persons,  S.S or  I.R.S.  Identification  Nos of Above
     Persons:

          THE KOFFMAN GROUP, INC.
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group (See  Instructions)
          (a)
          (b)
--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) of 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization: DELAWARE


                      ----------------------------------------------------------
Number of Shares 7) Sole Voting Power: 757,500 shares of Common Stock Beneficially owned
by each Reporting     __________________________________________________________
Person with           8)  Shared Voting Power

                      ----------------------------------------------------------
                      9)  Sole Dispositive Power: 757,500 shares of Common Stock

                      ----------------------------------------------------------
                      10) Shared Dispositive Power
------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person

          757,500 shares of Common Stock
--------------------------------------------------------------------------------
12)       Check if the Aggregate Amount in Row (11) Excludes certain shares: X

--------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11): 7.78%

--------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions): CO


                               Page 3 of 8 Pages

                                 AMENDMENT NO.2
                                 TO SCHEDULE 13D
                                 relating to the
                  Common Stock, .001 par value ("Common Stock")
                                       of
                             GlenGate Apparel, Inc.

ITEM 5.  Interest in Securities of the Issuer

     (a) The Reporting Person presently owns 757,500 shares of Common Stock of the Company on its own behalf and on behalf of various investors. The Reporting Person also has a Warrant to purchase 75,000 shares of Common Stock for 60% of the average of the high and low sales prices of the Common Stock for the thirty trading days prior to exercise, which is exercisable between August 8, 1997 and April 7, 2000. Thus, including the 75,000 shares of Common Stock which may be purchased by exercise of the Warrants, the Reporting Person owns a total of 7.78% of the outstanding Common Stock of the Company, (based on the 10,613,932 shares which the Company stated to the Reporting Person as being outstanding on December 31, 1997).

     The officers and directors of the Reporting Person listed in Item 2 of this statement do not presently own any shares of the Common Stock of the Company, except for Jeffrey Koffman who, in connection with bridge financing transactions with the Company in April and May 1997 subsequently received 7,500 shares of Common Stock and a Warrant to purchase 15,000 shares of Common Stock for 60% of the average of the high and low sales prices of the Common Stock for the thirty trading days prior to exercise, which is exercisable between August 8, 1997 and April 7, 2000. The Reporting Person does not have voting power or dispositive power over these 7,500 shares of Common Stock or the Warrant to purchase 15,000 shares of Common Stock held


                               Page 4 of 8 Pages
by  Jeffrey  Koffman  and  disclaims   beneficial  ownership  of  these  shares.
Accordingly, these shares are not included in the number which the Reporting Person reports as being held by it.

     (b) The Reporting Person has the sole voting power and sole dispositive power over all the shares of Common Stock of the Company which it owns.

     (c) The Reporting Person purchased 750,000 shares of Common Stock for $1.00 per share pursuant to a Capitalization Agreement dated as of August 26, 1996 by and between the Reporting Person and the Company (the "Capitalization
Agreement"). Pursuant to the Capitalization Agreement, consideration for this purchase was the cancellation of a promissory note in the amount of $750,000 made by the Company in favor of the Reporting Person. The Reporting Person also received, pursuant to the Capitalization Agreement, a Warrant to purchase an additional 85,000 shares of the Company's Common Stock for $1.00 per share. On September 25, 1996, pursuant to the Capitalization Agreement, the Reporting Person purchased 500,000 shares of the Common Stock of the company for $1.00 per share on its own behalf and on behalf of various investors in the Reporting Person who had previously entered into Agency Agreements with the Reporting Person to purchase shares of the Company's Common Stock on their behalf.

     Tech Aerofoam, Inc. which might be deemed affiliated to the principals of the Reporting Person also has 25,000 shares of the Company's Common Stock. Tech Aerofoam is a subsidiary of Great American Industries, Inc., a majority of the stock of which is owned by relatives of Martin Koffman, Joseph Koffman and Jeffrey Koffman, including their parents. However, the Reporting Person does not have voting power or dispositive power over these 25,000 shares of Common Stock of the Company's Common Stock held by Tech Aerofoam and disclaims


                               Page 5 of 8 Pages
beneficial ownership of these shares. Accordingly these shares are not included in the number which the Reporting Person reports as being held by it.

     On April 18, 1997, the Reporting Person caused to be distributed to the persons with whom it entered Agency Agreements the following number of shares of the Company's Common Stock:

             Brain Gamache                                      15,000
             Andrew Hart                                        50,000
             Steven Hazan                                       50,000
             Issac Kier                                         20,000
             Ladenburg Thalmann & Co. Inc.                      90,000
             Allan Lyons                                        10,000
             David Melin                                        25,000
             Richard Silver                                     50,000

     The Reporting Person does not have voting power or dispositive power over these shares of Common Stock of the Company which it distributed to such persons and disclaims beneficial ownership of these shares. Accordingly, these shares are not included in the number which the Reporting Person reports as being held by it.

     On June 18, 1997, the Company transferred 10,000 shares of the Company's Common Stock, to each of Richard Koffman and Burton Koffman. Richard Koffman is the father of Martin Koffman and Joseph Koffman and Burton Koffman is the father of Jeffrey Koffman. The Reporting Person does not have voting power or dispositive power over these shares of Common Stock of the Company which it distributed to Richard Koffman and Burton Koffman and disclaims beneficial ownership of these shares. Accordingly, these shares are not included in the number which the Reporting Person reports as being held by it.


                               Page 6 of 8 Pages

     In connection with bridge financing transactions with the Company during April and May 1997, as of June 25, 1997, George Gatsey sold the Reporting Person 37,500 shares of the Company's Common Stock and Jeffrey Koffman 7,500 shares, for $0.20 per share, and the Company issued the Reporting Person a Warrant to purchase 75,000 shares of the Company's Common Stock and issued Jeffrey Koffman a Warrant to purchase 15,000 shares. These Warrants are exercisable between August 8, 1997 and April 7, 2000, and permit the holder to purchase the Common Stock for 60% of the average of the high and low sales prices of the Common Stock for the thirty trading days prior to exercise.

     On February 20, 1998 the Reporting Person caused the following shares to be transferred to the persons listed:

         1.    Richard Koffman                       40,000 shares
         2.    Burton Koffman                        60,000 shares
         3.    Whitehorn Associates                 100,000 shares

     The Reporting Person does not have voting power or dispositive power over these shares of Common Stock of the Company and disclaims beneficial ownership of these shares. Accordingly, these shares are not included in the number which the Reporting Person reports as being held by it.


                               Page 7 of 8 Pages

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No.2 to 13D Statement is true, complete and correct.


                                    THE KOFFMAN GROUP, INC.


                                    BY:  s/s Martin Koffman
                                    -----------------------
                                             Martin Koffman
                                             President

Dated:   February  , 1998


                               Page 8 of 8 Pages